EASTMAIN RESOURCES INC.
4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V1
Tel: (416) 361-0737
Fax: (416) 361-0923



November 5th, 2002

Re: Exemption #82-4421

Office of International Corporate Finance
SECURITIES & EXCHANGE COMMISSION
Room 3094 [3-6]
450 - 5 Street N. W.
Washington, D. C. 20549
U. S. A.

Attention: **Office of Applications and Report Services**

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Enclosed is a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited (CDS) with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

EASTMAIN RESOURCES INC.

Per: George A. Duguay

GAD/slg

encl.

 INC. **Notice of Record & Meeting Dates** New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: E A S T M A I N R E S O U R C E S I N C.

French:

Address	56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5	Telephone	416-361-0737
		Contact Name	George A. Duguay
Transfer Agent	FINS T887 Name: Equity Transfer Services Inc.	Telephone	416-361-0930 Ext: 224
Address	Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3	Contact Name	Mark Myers

Proxy Type	Meeting Type		Material Distribution Type		
[X] Management	[X] Annual	[X] Special	[X] Form C holders only	Record Date	2002 11 18 (yyyy mm dd)
[ ] Dissenting	[ ] General	[ ] Extraordinary	[ ] All holders	Meeting Date	2003 01 30 (yyyy mm dd)
				Material Mail Date	2002 12 20 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 8 9 2 9 7 1 6 3 1 R T

CDS INC.'s QST Registration Number: 1 0 1 8 7 6 7 2 2 4

[1] # of publications at $91.50 per publication	$	93.00
Plus 7% GST	$	6.51
or 15% HST (*Nfld, NS, NB residents only*)	$	n/a
Subtotal	$	99.51
Plus 7.5% QST (*Quebec residents only*)	$	n/a
Total payment enclosed	$	99.51

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
27743M - 10 - 6	Y	COMMON
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[X] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.



George A. Duguay
Title

Signature

November 5, 2002
Date

DOC166 (11/2001) front